UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                         CI4NET.COM INC.

             NOTIFICATION OF LATE FILING OF FORM 10-Q


For the Period Ended: July 31, 2000

PART I. REGISTRANT INFORMATION

Full name of Registrant: Ci4net.com, Inc.

Address of Registrant: 32 Haymarket Street, London SW1Y4TP,
                       United Kingdom

PART II.  RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

   [x]        (a) The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]        (b) The subject annual report on Form 10-Q will be
                  filed on or before the 5th calendar day
                  following the prescribed due date; and

              (c) The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

The Registrant was unable to file the quarterly report on Form 10Q for the period ending July 31, 2000 without unreasonable effort or expense due to the delay in gathering information from subsidiaries acquired by the registrant during the last fiscal quarter. Such delays could not be eliminated by the Registrant without unreasonable effort or expense.


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PART IV.   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Peter Moulinos              (212)           265-4600
        (Name)                   (Area Code)   (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [x] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ] Yes       [x] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2000

CI4NET.COM, INC.
-----------------------------------
(Registrant)

By: /s/ Lee Cole
    --------------
    Secretary

Instruction: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing this form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.